One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

May 3, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington, D.C. 20549

Re: Ray Be

RE:	Horizon Technology Finance Corporation — Registration Statement on Form N-2 filed on May 3, 2019 (the “Shelf Registration Statement”)

Dear Mr. Be:

Concurrently with the filing of this letter, our client, Horizon Technology Finance Corporation (the “Company”), filed the Shelf Registration Statement with the Securities and Exchange Commission (the “SEC”) to register the securities set forth on the cover page thereof (the “Securities”) pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the self-implementation provision (“Self-Implementation Provision”) contained in Section 803(d) of the Small Business Credit Availability Act (the “SBCAA”), the Company is hereby providing you with an analysis of its eligibility to register the Securities pursuant to Rule 415(a)(1)(x) under the Securities Act.

I. Rule 415(a)(1)(x)

Since 1998, the staff of the SEC’s Division of Investment Management (the “Staff”) has permitted closed-end investment companies, including business development companies, to conduct shelf offerings on Form N-2 in accordance with Rule 415(a)(l)(x) under the Securities Act if such companies’ securities are “qualified to be registered on Form S-3.”[1] As a result of the effectiveness of the Self-Implementation Provision on March 24, 2019, the Company may also rely on revisions contained in Section 803(b)(2)(J) of the SBCAA, which require the SEC to revise Rule 415(a)(1)(x) to specifically state that the registration of securities thereunder “includes securities registered on Form N-2 by a business development company that would otherwise meet the eligibility requirements of Form S-3.” Thus, a business development company like the Company that satisfies the registrant and transaction requirements of Form S-3 may register securities on Form N-2 for an offering to be made on a continuous or delayed basis in accordance with Rule 415(a)(l)(x) under the Securities Act.

1 See Nuveen Virginia Premium Income Municipal Fund, SEC Staff No-Action Letter (Oct. 6, 2006); Pilgrim America Prime Rate Trust, SEC Staff No-Action Letter (May 1, 1998).

May 3, 2019 Page 2

A. Registrant Requirements

The Company meets the registrant requirements contained in General Instruction I.A to Form S-3 for the following reasons:

1.	The Company is organized under the laws of Delaware and has its principal place of business in the United States.

2.	The Company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).[2]

3.	The Company:

a.	has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Shelf Registration Statement; and

b.	has filed in a timely manner all reports required to be filed thereunder during the twelve calendar months and any portion of a month immediately preceding the filing of the Shelf Registration Statement, other than reports that are required solely pursuant to Items 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K.

4.	Neither the Company nor any of its subsidiaries have, since the end of the last fiscal year for which certified financial statements of the Company and its subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act:

a.	failed to pay any dividend or sinking fund installment on preferred stock; or

b.	defaulted

i.	on any installment or installments on indebtedness for borrowed money, or

ii.	on any rental on one or more long-term leases, which defaults in the aggregate are material to the financial positions of the Company and its subsidiaries, taken as a whole.

B. Transaction Requirement

The Shelf Registration Statement meets the transaction requirements of General Instruction I.B to Form S-3 because the offering of Securities being registered pursuant to the Shelf Registration Statement will be an offer for cash by or on behalf of the Company, and the aggregate market value of the voting and non-voting common stock held by non-affiliates of the Company was $75 million or more as of a date within 60 days prior to the date of filing of the Shelf Registration Statement.

2 See Forms 8-A filed by the Company on October 28, 2010, as amended October 29, 2010, March 23, 2012 and September 29, 2017.

May 3, 2019 Page 3

Conclusion

In accordance with the Self-Implementation Provision, the Company is eligible to register the Securities pursuant to Rule 415(a)(1)(x) under the Securities Act because it meets the registrant requirements contained in General Instruction I.A to Form S-3, as well as the transaction requirements of General Instruction I.B to Form S-3.

*              *              *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Daniel Trolio, Horizon Technology Finance Corporation
Jay C. Bombara, Horizon Technology Finance Corporation